Seguso Holdings, Inc.
3405 54th Drive W, #G102
Bradenton, FL  34210
(941) 753-7303

April 7, 2009

VIA EDGAR AND FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	Seguso Holdings, Inc. Withdrawal of Registration Statement on Form SB-2 File Number: 333-122697

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Seguso Holdings, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form SB-2 (File No. 333-122697), together with all exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the Commission on Febraury 10, 2005 and declared effective on October 26, 2007.

The Company had filed a Form SB-2 Registration Statement as a “blank check” company in accordance with Rule 419 under the Securities Act.  The Company will be unable to consummate a business combination within the 18 month time period from the date of effectiveness of our Registration Statement, as established by Rule 419(e)(2)(iv).  As such, all but 10% ($5,000 of legal expenses) of the $50,000 of funds being held in an escrow account without interest were returned to the investors who purchased common stock in the initial offering.  The shares of common stock in the escrow account were returned to the Company.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Robert Seguso, Seguso Holdings, Inc., 3405 54th Drive W, #G102, Bradenton, FL  34210, facsimile number (941) 753-7303, with a copy to Elliot H. Lutzker, Esq., Phillips Nizer LLP, 666 Fifth Avenue, 28th Floor, New York, New York 10103; facsimile number (212) 262-5152.

If you have any questions with respect to this matter, please contact Elliot H. Lutzker, Esq., Phillips Nizer LLP at (212) 841-0707.

SEGUSO HOLDINGS, INC.

By:	/s/ Robert Seguso
Name:	Robert Seguso
Title:	President